

June 18, 2014

<u>Via E-mail</u>
Christopher G. Marshall
Chief Financial Officer
Capital Bank Financial Corp.
121 Alhambra Plaza Suite 1601
Coral Gables, Florida 33134

      Re: Capital Bank Financial Corp.
               Form 10-K for Fiscal Period Ended December 31, 2013
               Filed February 28, 2014
               File No. 001-35655

Dear Mr. Marshall:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.
    .

                     Sincerely,

                     /s/ Gus Rodriguez

                     Gus Rodriguez
                     Accounting Branch Chief